7-3-17

SECU[...] 04004246 [...]OMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53361

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York, NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman E. Ross 212-582-2524
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feiman, Geller & Feiman
(Name — *if individual, state last, first, middle name*)

295 Madison Avenue New York, NY 10017
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman E. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

EDWARD W. GREASON, JR.
Notary Public, State of New York
No. 02-GR5019923
Qualified in New York County
Commission Expires Nov. 1, ~~19~~ 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH, D.C. 181 SECTION

ROSS SECURITIES CORPORATION

FINANCIAL STATEMENT

DECEMBER 31, 2003

FEIMAN, GELLER & FEIMAN
Certified Public Accountants

Sheet No.

INDEPENDENT AUDITORS REPORT

The Board of Directors
Ross Securities Corporation

We have audited the accompanying statement of financial condition (Balance Sheet) of Ross Securities Corporation as of December 31, 2003 and the related statement of income and changes in stockholder's equity for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operation and its cash flows for the period then ended in conformity with generally accepted accounting principles. We find no material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

Cash in Fleet Bank was verified with the statements submitted by the depository as at December 31, 2003. The cash balance is verified on a monthly basis with the depositories statement.

Commissions are reported when earned. All commissions earned as at December 31, 2003 were received and deposited.

There were no subordinated Claims of Creditors at the beginning nor the end of the period.

No provision for Corporation Income Taxes has been set up in the amount of $11,565.

The Common Capital Stock of $15,700 results from 100 shares of common stock authorized and issued at a value of $15.70 per share.

The Brokers required Net Capital as at December 31, 2003 is $5,000 and the actual Net Capital as of December 31, 2003 is $50,904 resulting in an excess Net Capital of $45,904. No material differences or inadequacies exist between the Focus Report IIA and the audited Net Capital of the Corporation, except for the provision for corporate income taxes noted above. The net capital requirement would then be in excess of $34,339.

Our audit was made for the purpose of forming an opinion on the basic financial statements t aken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information requires by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2004

FEIMAN, GELLER & FEIMAN

Sheet No.

ROSS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Current Assets		
Cash in Fleet Bank		$48,953
Commissions & Fees Receivable		2,000
Total Current Assets		50,953
Fixed Assets		
Computer Equipment	$ 1,517	
Less: Accumulated Depreciation	1,029	488
Total Assets		$51,441

LIABILITIES AND EQUITY

Current Liabilities		
Accounts Payable		$ 537
Shareholders Equity		
Capital Stock	$15,700	
Retained Earnings (Deficit)	(4,140)	
Total	11,560	
Add: Net Profit for the Twelve Months	39,344	
Total Stockholders Equity - 12/31/03		50,904
Total Liabilities and Equity		$51,441

Sheet No.

ROSS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

Income		
Commissions & Fees		$147,785
Expenses		
Commissions Earned and Paid Other Agents	$10,000	
Overhead - Salaries & Taxes	25,750	
Dues, Licenses & Fees & Bond	5,457	
Administrative Expenses	66,779	
Federal, State & Local Taxes	455	
Total Expenses		108,441
Net Profit for the Twelve Months		$ 39,344

ROSS SECURITIES CORPORATION
CHANGES IN FINANCIAL CONDITION
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

CASH FLOW

Stockholders Equity - 12/1/02	
Invested Capital	$ 15,700
Retained Earnings (Deficit)	(4,140)
Total Equity	11,560
Sources of Income	
Commission & Fees	147,785
Total	159,345
Application of Funds	
Commissions Earned and Paid Other Agents	10,000
Overhead Salaries & Taxes	25,750
Dues, Licenses, Fees & Bond	5,457
Administration Expenses	66,779
Federal, State & Local Taxes	455
Total	108,441
Stockholders Equity - 12/31/03	$ 50,904

Note: The Auditors' report represents a twelve month period as required by NASD. The reporting corporation filed Focus reports for each quarter in the year 2003.

ROSS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2003

FIRM ID: 113796

SEE FILE #8-53361

Total ownership equity (o/e)		$50,904
Deduct o/e not allowable for net capital		-0-
Total o/e qualified for net capital		50,904
Add:		
Allowable subordinated liabilities		
Other deductions or credits		-0-
Descriptions	Amount	
Total capital & allowable subloans		50,904
Deductions &/or charges		
Total non-allowable assets		
Secured demand note deficiency		
Cap charges for spot & commodity futures		-0-
Other deductions &/or charges		
Other additional &/or allowable credits		-0-
Description	Amount	
Net capital before haircuts		50,904
Haircuts on securities		-0-
Net Capital		$50,904

ROSS SECURITIES CORPORATION

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

FIRM ID: 113796

Minimum Net Capital Required: (based on Aggregate Indebtedness)	-0-
Minimum Dollar Requirement	$ 5,000
Net Capital Requirement	5,000
Excess Net Capital	45,904
Excess Net Capital @ 100% (Net Capital - 10% Aggregate Indebtedness)	50,904